# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alta Equipment Group Inc., CIK 0001759824
CUSIP: 02128L106
Title of class of securities: Common stock, $0.0001 par value
Address of issuer's principal executive offices: 13211 Merriman Road, Livonia, Michigan (MI), 48150
Date of event which requires filing of this statement: 01/21/2026
Filed by CIK 0001767199
Persons authorized to receive notices and communications: Mill Road Capital III, L.P., Attn: Thomas E. Lynch, 328 Pemberwick Road, Greenwich, Connecticut (CT), 06831, 203-987-3500; Peter M. Rosenblum, Esq., Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- Mill Road Capital III, L.P. (CIK 0001767199): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 4,293,208; shared voting power 0; sole dispositive power 4,293,208; shared dispositive power 0; aggregate amount beneficially owned 4,293,208 (13.3% of the class)
- Mill Road Capital III GP LLC (CIK 0001767178): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 4,293,208; shared voting power 0; sole dispositive power 4,293,208; shared dispositive power 0; aggregate amount beneficially owned 4,293,208 (13.3% of the class)
- Thomas E. Lynch (CIK 0001244666): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,293,208; sole dispositive power 0; shared dispositive power 4,293,208; aggregate amount beneficially owned 4,293,208 (13.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.0001 par value
Name of issuer: Alta Equipment Group Inc.
Address of issuer's principal executive offices: 13211 Merriman Road, Livonia, Michigan (MI), 48150
Comment: This Amendment No. 10 to the joint statement on Schedule 13D with respect to the common stock, par value $0.0001 (the "Common Stock"), of Alta Equipment Group Inc., a Delaware corporation (the "Issuer"), filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company, and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (collectively, the "Reporting Persons") on May 19, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 5, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on December 22, 2023, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on January 23, 2024, as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on February 9, 2024, as amended by Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on April 11, 2024, as amended by Amendment No. 6 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on May 14, 2024, as amended by Amendment No. 7 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on July 3, 2024, as amended by Amendment No. 8 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on July 26, 2024, and as amended by Amendment No. 9 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 24, 2024 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons have acquired beneficial ownership of an aggregate of 4,293,208 shares of Common Stock for $50,429,841.31 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D shall hereby be amended by inserting the following new paragraphs after the second paragraph:

On January 21, 2026, (a) the Issuer and Deven Petito entered into a Board Observer Agreement (the "Board Observer Agreement") and (b) the Issuer and the Fund entered into a Cooperation Agreement (the "Cooperation Agreement").

Pursuant to the Board Observer Agreement, Mr. Petito is entitled to attend meetings of the board of directors of the Issuer (the "Board") and any committees thereof in a non-voting observer capacity, subject to the terms and conditions set forth therein and in the Cooperation Agreement.

The Board Observer Agreement provides, among other things, that Mr. Petito will be entitled to receive notices of meetings of the Board and its committees and copies of relevant materials at the same time as furnished to members of the Board or such committee, subject to exceptions to preserve attorney-client privilege or address conflicts of interest. It also provides for certain confidentiality obligations. The Board Observer Agreement will terminate upon the earliest to occur of (i) the expiration or termination of the Cooperation Agreement in accordance with its terms, (ii) the delivery by Mr. Petito of written notice to the Issuer of his resignation, or the death or permanent disability of Mr. Petito, (iii) the termination of Mr. Petito's status as Board observer pursuant to the terms of the Cooperation Agreement or (iv) the delivery by the Issuer of written notice of termination of the Board Observer Agreement to Mr. Petito if Mr. Petito has not cured a material breach of the Board Observer Agreement (if capable of being cured) within fifteen (15) days after receipt by the Mr. Petito of written notice from the Issuer specifying the material breach in reasonable detail.

The foregoing description of the Board Observer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Board Observer Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Pursuant to the Cooperation Agreement, the Issuer has agreed that Mr. Petito will serve as an observer of the Board and that the Fund has certain rights to select a successor observer during the term of the Cooperation Agreement, subject to certain procedures set forth therein. In order to maintain certain of its rights, the Fund, together with its affiliates and associates, must maintain aggregate beneficial ownership of at least 4.9% of the Issuer's common stock then outstanding.

The Observer may attend meetings (including telephonic or videoconference meetings), subject to certain recusal provisions, of the Board and its committees, in each case, solely in a non-voting observer capacity.

The Fund has agreed to various standstill provisions in the Cooperation Agreement. Subject to the more detailed terms and conditions of the Cooperation Agreement, for the duration of the Standstill Period (as defined below), the Fund has generally agreed, among other things, that neither it nor its affiliates or associates will, subject to certain exceptions described in the Cooperation Agreement, (i) engage, assist in the engagement or otherwise participate in the solicitation of proxies or written consents from stockholders of the Issuer, (ii) form, join or participate in any voting trust, partnership, syndicate or other group (other than arrangements with affiliates and associates of the Fund), (iii) publicly seek to call or publicly request to call a special meeting of the Issuer's stockholders or make a stockholder proposal at any meeting of the Issuer's stockholders, (iv) seek election or appointment to, or representation on, the Board or nominate or propose or recommend the nomination of any candidate to the Board, (v) seek the removal of any member of the Board, (vi) make, solicit or publicly encourage any proposal, announcement, statement, offer or request regarding (A) advising, controlling, changing or influencing the Board or management, (B) any Extraordinary Transaction (as defined in the Cooperation Agreement) or (C) any other material changes in the Issuer's operations, business, corporate strategy, corporate structure, capital structure or allocation or share repurchase or dividend policies, (vii) engage in transactions with respect to securities of the Issuer to the extent that doing so would result in the Fund (together with its affiliates and associates) having a net short position in securities of the Issuer or (viii) engage in certain prohibited communications with stockholders of the Issuer.

The Fund has also agreed that, at any annual or special meeting of stockholders of the Issuer during the Standstill Period (as defined below), it will vote its shares in favor of all directors nominated by the Board for election at such meeting. It will also vote its shares in accordance with the Board's recommendations on all other matters, except with respect to certain specified matters, including proposals relating to (i) an Extraordinary Transaction, (ii) any amendment to the certificate of incorporation or bylaws of the Issuer, (iii) the implementation of takeover defenses, (iv) any reincorporation, domestication or conversion or (v) certain issuances of securities.

The "Standstill Period" means the period commencing on the date of the Cooperation Agreement and ending on the earlier of (i) the date that is fifteen (15) business days prior to the deadline under the Issuer's Amended and Restated Bylaws for the submission of director nominations and stockholder proposals for the Issuer's 2027 annual meeting of stockholders and (ii) the termination of the Cooperation Agreement by the Fund in accordance with its terms.

The restrictions during the Standstill Period terminate upon the expiration of the Standstill Period. Subject to certain exceptions, they terminate earlier if (1) the Issuer enters into a definitive agreement with a third party that, upon consummation, is reasonably anticipated to constitute a change of control or (2) a third party commences a tender or exchange offer that, if consummated, is reasonably anticipated to constitute a change of control (subject to potential reinstatement in specified circumstances).

The Fund and the Issuer have each agreed, subject to certain exceptions, that during the Standstill Period, they will not make and will cause their respective representatives not to make any public statement that constitutes an ad hominem attack on, or otherwise disparages, impugns or is reasonably likely to damage the reputation of, the other party or certain related persons.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed as Exhibit 4 hereto and incorporated herein by reference.

Item 4 of the Schedule 13D shall hereby be further amended by deleting the existing third paragraph and replacing it with the following:

Subject to the terms and conditions of the Cooperation Agreement and the Board Observer Agreement, the Reporting Persons intend to engage in a constructive dialogue with officers, directors and other representatives of the Issuer regarding potential opportunities that may be available to improve the business, operations and performance of the Issuer, which opportunities may include a wide variety of strategic and other transactions, including without limitation: acquisitions or dispositions of businesses, assets or securities; mergers, consolidations, tender offers, exchange offers or other business combinations; recapitalizations, reorganizations or restructurings; extraordinary corporate transactions; dividend policy, special dividends or other returns of capital; share repurchases or other changes in capitalization; financings, refinancings or issuances of equity, equity-linked or debt securities; amendments to the Issuer's certificate of incorporation or bylaws or changes in corporate governance; changes in management; listing, delisting or deregistration of securities; joint ventures, strategic partnerships, licensing or commercial arrangements; spin-offs, split-offs, carve-outs or other separation transactions; sales, leasebacks or other monetizations of assets; and going-private or other transactions that could result in a change in control. These discussions are anticipated to include discussions of confidential and/or proprietary information of the Issuer. To the extent permitted by the Cooperation Agreement and the Board Observer Agreement, the Reporting Persons may discuss such matters and other topics with the Issuer's other stockholders, which topics may include, but are not limited to, the Issuer's market, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization.

Factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer include the following: (i) the Issuer's business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons' interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans or requirements of or applicable to the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraph (a) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 32,235,283 shares of Common Stock issued and outstanding as of November 4, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025. All of the share numbers reported herein are as of January 22, 2026, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D is incorporated by reference into this Item 5(a).

The Fund directly holds 4,293,208 shares of Common Stock. Accordingly, each of the Reporting Persons beneficially owns 4,293,208 shares of Common Stock, or approximately 13.3% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 4,293,208 shares of Common Stock, or approximately 13.3% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paragraph (b) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

The Fund has sole voting and dispositive power over 4,293,208 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares in his capacity as Chairman and Management Committee Director of the GP. All of the share numbers reported herein are as of January 22, 2026, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

No Reporting Person has effected any transaction in the Common Stock since November 23, 2025 (the date 60 days prior to the filing of this Schedule 13D).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

No Reporting Person has effected any transaction in standard American-style, exchange-traded put options ("Put Options") since November 23, 2025 (the date 60 days prior to the filing of this Schedule 13D).

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 3 Board Observer Agreement, dated as of January 21, 2026, by and among Alta Equipment Group Inc. and Deven Petito.

Exhibit 4 Cooperation Agreement, dated as of January 21, 2026, by and among Alta Equipment Group Inc. and Mill Road Capital III, L.P.

## Signatures
- Mill Road Capital III, L.P.: /s/ Deven Petito, Deven Petito, Management Committee Director of Mill Road Capital III GP LLC, its General Partner (01/22/2026)
- Mill Road Capital III GP LLC: /s/ Deven Petito, Deven Petito, Management Committee Director (01/22/2026)
- Thomas E. Lynch: /s/ Deven Petito, Deven Petito, attorney-in-fact (01/22/2026)